UNITED STATES OF AMERICA
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington D.C. 20549

                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER
                        PURSUANT TO RULE 13a-16 or 15d-16
                   OF THE SECURITIES AND EXCHANGE ACT OF 1934

                          For the month of October 2006

                                  QUINENCO S.A.
               (Exact name of registrant as specified in charter)

                                 QUINENCO, INC.
                 (Translation of registrant's name into English)

                                  Quinenco S.A.
                        Enrique Foster Sur 20, 14th Floor
                           Santiago, Republic of Chile

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12(g)3-2(b) under the Securities Act of 1934

                       Yes |_|                   No |X|

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12(g)3-2(b): ______________

   The following document is being filed with this 6-K report and is attached hereto.

Press Release announcing Quinenco's third quarter 2006 consolidated results

[LOGO]
QUINENCO S.A.
www.quinenco.cl
www.quinencogroup.com                                         Third Quarter 2006
--------------------------------------------------------------------------------

FOR IMMEDIATE RELEASE
For further information contact:
Quinenco S.A.
Cindi Freeman-IRO
(56-2) 750-7221
E-mail: cfreeman@lq.cl

                  QUINENCO S.A. ANNOUNCES CONSOLIDATED RESULTS
                          FOR THE THIRD QUARTER OF 2006

(Santiago, Chile, October 30, 2006) Quinenco S.A. (NYSE:LQ), a leading Chilean business conglomerate, announced today its consolidated financial results in Chilean GAAP, for the third quarter ended September 30, 2006.

Consolidated financial results are presented in accordance with Chilean GAAP. All figures are presented in constant Chilean pesos and have been adjusted to reflect the effects of inflation (3.8% year-over-year). Figures in US$ have been converted from Chilean pesos (Ch$) at the observed exchange rate on September 30, 2006 (Ch$537.03 = US$1.00) and are only provided for the reader's convenience.

--------------------------------------------------------------------------------
                               3Q 2006 HIGHLIGHTS
--------------------------------------------------------------------------------

- Consolidated sales rose by 59.4% in 3Q 2006 to Ch$162,842 million (US$303.2 million), mainly attributable to a 69.0% growth in Madeco's revenues.

- Operating income jumped by 98.2% to Ch$15,226 million (US$28.4 million), mainly attributable to Madeco's operations, which benefited from higher sales volumes and average prices due to the abrupt increase in copper prices.

- Results from equity method investments reflected continued earnings growth of CCU and Banco de Chile. Income from these investments increased by 10.8% to Ch$18,007 million (US$33.5 million).

- Non-operating income reached Ch$3,049 million (US$5.7 million) compared to Ch$849 million (US$1.6 million) in 3Q 2005.

- 3Q 2006 net income amounted to Ch$11,266 million (US$21.0 million) in 3Q 2006, an increase of 112.7% from the Ch$5,296 million (US$9.9 million) reported in 3Q 2005 as a consequence of the improvement in operating and non-operating results.

- YTD net earnings amounted to Ch$43,177 million (US$80.4 million), down by 6.6% from the Ch$46,211 million (US$86.0 million) reported for the nine months ended September 30, 2005, which included non-recurring gains on the sale of Quinenco's investment in Almacenes Paris.

- Earnings per share amounted to Ch$10.43 (US$0.02) and earnings per ADR to Ch$104.34 (US$0.19) for the third quarter of 2006.

--------------------------------------------------------------------------------

                                                                    Page 1 of 11
--------------------------------------------------------------------------------
QUINENCO S.A.
Enrique Foster Sur No 20, 14th Floor
Santiago / CHILE
Phone (56-2) 750-7100
Fax # (56-2) 750-7101
--------------------------------------------------------------------------------

[LOGO]
QUINENCO S.A.
www.quinenco.cl
www.quinencogroup.com                                         Third Quarter 2006
--------------------------------------------------------------------------------

                                                       Net Income Contribution
----------------------------------------------------------------------------------------------------------------------------------
                                    Quinenco's
                                   ownership %     3Q 2005        2Q 2006       3Q 2006       3Q 2006      YTD 2005      YTD 2006
Sector/Company                    at 9/30/2006        MCh$           MCh$          MCh$          MUS$          MCh$          MCh$
----------------------------------------------------------------------------------------------------------------------------------
Financial Services:
Banco de Chile (1)(3)                    52.2%      13,602         16,601        15,020          28.0        42,896        45,182
----------------------------------------------------------------------------------------------------------------------------------
Food & Beverage:
CCU (4)                                  33.1%       2,650          1,092         2,987           5.6         9,245        11,024
----------------------------------------------------------------------------------------------------------------------------------
Telecommunications:
Telsur (1)                               73.7%       1,547          1,480         1,575           2.9         4,360         4,637
Entel (2)                                 5.7%         985            (20)          (19)           --         3,084         1,329
----------------------------------------------------------------------------------------------------------------------------------
Manufacturing:
Madeco (1)                               46.1%         845          6,232         3,432           6.4         5,366        12,838
----------------------------------------------------------------------------------------------------------------------------------
Other operating companies (5)                       (2,419)        (2,514)       (1,267)         (2.4)       (4,817)       (4,983)
----------------------------------------------------------------------------------------------------------------------------------
Total operating companies                           17,210         22,871        21,728          40.5        60,134        70,027
----------------------------------------------------------------------------------------------------------------------------------
Quinenco & holding companies                       (11,914)        (6,317)      (10,462)        (19.5)      (13,923)      (26,850)
----------------------------------------------------------------------------------------------------------------------------------
Total                                                5,296         16,554        11,266          21.0        46,211        43,177
----------------------------------------------------------------------------------------------------------------------------------

The figures provided in the above table correspond to Quinenco's proportionate share of each company's net income (loss).

(1)   Operating company in which Quinenco has direct or indirect control.

(2) Operating company in which Quinenco holds a minority interest. As of 3/31/2006 Quinenco's investment in Entel is accounted for using the cost method and dividends received are included with Quinenco and holding companies.

(3)   Ownership % in the above table corresponds to voting rights in Banco de
      Chile.

(4) Operating company which is controlled jointly between Quinenco and Heineken Int'l (through a shareholders' agreement).

(5) Other operating companies include results from Hoteles Carrera, Habitaria and Indalsa.

      -----------------------
      Net Income - 3Q 2006
      -----------------------

      Quinenco reported net income for the third quarter of 2006, which amounted to Ch$11,266 million (US$21.0 million), up by 112.7% from the Ch$5,296 million (US$9.9 million) reported in the third quarter of 2005. The increase in quarterly net income was attributable to both the good performance of operating companies as well as a reduction in expenses at the Quinenco corporate level. Worth mentioning is that Quinenco's investment in Entel is now being accounted for under the cost method and income from Entel, principally dividends, are now included with results of Quinenco and holding companies.

      The net income contribution from operating companies reached Ch$21,728 million (US$40.5 million), up by 26.3% compared to the same quarter in 2005. The increase was attributable to higher results from all of Quinenco main operating companies, particularly Madeco.

      Earnings per ordinary share amounted to Ch$10.43 (US$0.02) and earnings per ADR, Ch$104.34 (US$0.19).

                                                                    Page 2 of 11
--------------------------------------------------------------------------------
QUINENCO S.A.
Enrique Foster Sur No 20, 14th Floor
Santiago / CHILE
Phone (56-2) 750-7100
Fax # (56-2) 750-7101
--------------------------------------------------------------------------------

[LOGO]
QUINENCO S.A.
www.quinenco.cl
www.quinencogroup.com                                         Third Quarter 2006
--------------------------------------------------------------------------------

                                              Consolidated Income Statement Breakdown
-----------------------------------------------------------------------------------------------------------------------------------
                                                  3Q 2005       2Q 2006        3Q 2006      3Q 2006        YTD 2005       YTD 2006
                                                     MCh$          MCh$           MCh$         MUS$            MCh$           MCh$
-----------------------------------------------------------------------------------------------------------------------------------
Revenues
-----------------------------------------------------------------------------------------------------------------------------------
Madeco                                             87,797       157,683        148,371        276.3         284,048        427,878
Telsur                                             14,010        13,949         14,269         26.6          41,869         42,160
Quinenco & holding                                    325           242            202          0.3           1,462            752
-----------------------------------------------------------------------------------------------------------------------------------
Total                                             102,132       171,874        162,842        303.2         327,379        470,790
-----------------------------------------------------------------------------------------------------------------------------------
Operating income (loss)
-----------------------------------------------------------------------------------------------------------------------------------
Madeco                                              6,978        21,405         14,835         27.6          22,506         46,030
Telsur                                              3,459         2,964          3,033          5.6           9,901          9,162
Quinenco & holding                                 (2,653)       (2,374)        (2,642)        (4.8)         (7,860)        (7,414)
-----------------------------------------------------------------------------------------------------------------------------------
Total                                               7,684        21,995         15,226         28.4          24,547         47,778
-----------------------------------------------------------------------------------------------------------------------------------
Non-operating income (loss)
-----------------------------------------------------------------------------------------------------------------------------------
Interest income                                       581         1,245            827          1.5           2,048          3,348
Share of net income/loss from related co:
Banco de Chile                                     13,602        16,601         15,020         28.0          42,896         45,182
CCU                                                 2,650         1,092          2,987          5.5           9,245         11,024
Entel                                                 985           (20)           (19)          --           3,084          1,329
Other equity investments                               46           215            328          0.6             205            525
Other non-op income                                   796         3,553            204          0.4          27,271          4,279
Amortization of GW expense                         (5,387)       (6,276)        (5,433)       (10.1)        (16,680)       (17,101)
Interest expense                                   (8,138)       (8,112)        (6,609)       (12.3)        (23,006)       (21,891)
Other non-op expenses                              (3,294)       (3,190)        (2,094)        (3.9)         (8,671)        (7,064)
Price-level restatement                              (913)         (914)        (1,348)        (2.5)         (2,177)        (1,544)
Foreign exchange gains & losses                       (79)         (546)          (814)        (1.5)          1,269             89
-----------------------------------------------------------------------------------------------------------------------------------
Total                                                 849         3,648          3,049          5.7          35,484         18,176
-----------------------------------------------------------------------------------------------------------------------------------
Income Tax                                         (1,699)       (1,031)        (2,228)        (4.1)         (7,661)        (5,724)
Extraordinary items                                    --            --             --           --              --             --
Minority Interest                                  (1,842)       (8,428)        (5,135)        (9.6)         (7,557)       (18,170)
Amortization of negative GW                           304           370            354          0.6           1,398          1,117
-----------------------------------------------------------------------------------------------------------------------------------
Net income (loss)                                   5,296        16,554         11,266         21.0          46,211         43,177
-----------------------------------------------------------------------------------------------------------------------------------

      ---------------------
      Revenues - 3Q 2006
      ---------------------

      Consolidated revenues for the third quarter of 2006 were Ch$162,842 million (US$303.2 million), up by 59.4% from the Ch$102,132 million (US$190.2 million) reported in the third quarter of 2005, explained by a 69.0% increase in Madeco's sales as a result of higher average prices associated with the increase in copper prices and a 2.2% increase in consolidated sales volumes. Consolidated sales can be broken down as follows: Madeco (91.1%), Telefonica del Sur (8.8%) and others (0.1%).

      ----------------------------
      Operating Income - 3Q 2006
      ----------------------------

      Operating income for the third quarter of 2006 was Ch$15,226 million (US$28.4 million), up by 98.2% from the Ch$7,684 million (US$14.3 million) reported in the third quarter of 2005. The sharp rise in consolidated operating income was attributable to Madeco's operations, which benefited from an increase in sales volumes and prices transfers to customers of higher copper prices.

      -------------------
      EBITDA - 3Q 2006
      -------------------

      EBITDA reached Ch$22,445 million (US$41.8 million) in 3Q 2006, compared to Ch$14,090 million (US$26.2 million) in 3Q 2005, an increase of 59.3% compared to the same period of 2005, mainly attributable to Madeco's operations.

                                                                    Page 3 of 11
--------------------------------------------------------------------------------
QUINENCO S.A.
Enrique Foster Sur No 20, 14th Floor
Santiago / CHILE
Phone (56-2) 750-7100
Fax # (56-2) 750-7101
--------------------------------------------------------------------------------

[LOGO]
QUINENCO S.A.
www.quinenco.cl
www.quinencogroup.com                                         Third Quarter 2006
--------------------------------------------------------------------------------

      ---------------------------------
      Non-Operating Results - 3Q 2006
      ---------------------------------

      Quinenco reported non-operating income of Ch$3,049 million (US$5.7 million) in the third quarter of 2006, compared to non-operating income of Ch$849 million (US$1.6 million) in the same quarter of 2005. The positive variation between the two periods is mostly explained by an increase in income from equity investments (net), a reduction in interest expense and lower non-operating expenses, the effect of which was partially offset by a deterioration in price-restatement and foreign exchange results. In addition, the company's investment in Entel is no longer being accounted for as an equity investment, which also partially offset the increase in non-operating results for the quarter.

            ------------------
            Interest Income
            ------------------

            Interest income for the third quarter of 2006 amounted to Ch$827 million (US$1.5 million), an increase of 42.5% compared to the same period in 2005. The increase corresponds to a higher level of cash on hand and an increase in the interest rates earned on cash investments.

            --------------------------------------------------------------------
            Proportionate share of net income of equity method investments (net)
            --------------------------------------------------------------------

            Quinenco's proportionate share of net income from equity method investments (net) reached Ch$18,316 million (US$34.1 million), compared to Ch$17,283 million (US$32.2 million) in 3Q 2005, an increase of 6.0%. The increase mainly corresponded to growth in the proportionate share of net income from Banco de Chile (+Ch$1,418 million or US$2.6 million) and CCU (+Ch$337 million or US$0.6 million), partially offset by a reduction of Ch$1,004 million (US$1.9 million) in income from Entel, which is no longer being accounted for under the equity method (it is now being accounted for on a cost basis).

            -----------------------------------
            Amortization of goodwill expense
            -----------------------------------

            Amortization of goodwill expense amounted to Ch$5,433 million (US$10.1 million) in the third quarter of 2006, compared to Ch$5,387 million (US$10.0 million) reported in the same period of 2005. Goodwill expense is almost entirely related to the Banco de Chile acquisition in 2001, and to a lesser extent, the Banco Edwards acquisition in 1999 (now kept on the books as Bank of Chile). Of the total balance of goodwill at the consolidated level of Ch$284,412 million (US$529.6 million) as of September 30, 2006, Ch$271,219 million (US$505.0 million) was associated with the acquisition of the banks.

            -------------------
            Interest Expense
            -------------------

            Interest expense for the third quarter of 2006 amounted to Ch$6,609 million (US$12.3 million), a decrease of 18.8% compared to the same period in 2005. The decrease mainly corresponds to lower interest expense at the corporate level and at Telsur, partially offset by higher interest expense at Madeco. In 3Q 2005, interest expense included extraordinary costs associated with the modification of Quinenco's Series A bonds, which served to increase the amount of interest expense incurred during that period. The decline in interest expense associated with Telsur's operations is mainly due to a lower indebtedness level. The increase in interest expense at Madeco is due to higher interest rates on bank borrowings.

            -------------------------------
            Other non-operating expenses
            -------------------------------

            Other non-operating expenses amounted to Ch$2,094 million (US$3.9 million) compared to Ch$3,294 million (US$6.1 million) in the third quarter of 2005. Other non-operating expenses are mostly composed of expenses associated with Indalsa Peru and provisions for contingencies and others.

            -------------------------
            Price-level restatement
            -------------------------

            Price-level restatement losses amounted to Ch$1,348 million (US$2.5 million) in the third quarter of 2006, compared to price-level restatement losses of Ch$913 million (US$1.7 million) in the same period in 2005. Price level restatement losses are primarily attributable to Madeco's operations.

                                                                    Page 4 of 11
--------------------------------------------------------------------------------
QUINENCO S.A.
Enrique Foster Sur No 20, 14th Floor
Santiago / CHILE
Phone (56-2) 750-7100
Fax # (56-2) 750-7101
--------------------------------------------------------------------------------

[LOGO]
QUINENCO S.A.
www.quinenco.cl
www.quinencogroup.com                                         Third Quarter 2006
--------------------------------------------------------------------------------

            ----------------------------------------
            Foreign Currency Exchange Differences
            ----------------------------------------

            In 3Q 2006, the losses specific to foreign currency differences amounted to Ch$814 million (US$1.5 million), compared to losses amounting to Ch$79 million (US$0.1 million) reported in the third quarter of 2005. The variation was mostly attributable to Madeco's Brazilian subsidiaries.

      -------------------------
      Income Taxes - 3Q 2006
      -------------------------

      Quinenco reported income tax expense of Ch$2,228 million (US$4.1 million), compared to Ch$1,699 million (US$3.2 million) in the same period of 2005.

      ------------------------------
      Minority Interest - 3Q 2006
      ------------------------------

      In the third quarter of 2006, Quinenco reported a deduction from income of Ch$5,135 million (US$9.6 million), compared to a deduction from income of Ch$1,842 million (US$3.4 million) in 3Q 2005. The amount is mainly related to minority shareholders' proportionate share of Madeco's and, to a lesser extent, Telefonica del Sur's third quarter 2006 income.

                   CONSOLIDATED BALANCE SHEET ANALYSIS (vis-a-vis the 2nd quarter of 2006)
------------------------------------------------------------------------------------------------------------
                                                  As of             As of             As of           As of
  Condensed Consolidated Balance Sheet          9/30/05           6/30/06           9/30/06         9/30/06
                                                   MCh$              MCh$              MCh$            MUS$
------------------------------------------------------------------------------------------------------------
Current assets                                  313,821           375,850           366,901           683.2
Fixed assets                                    271,263           262,451           258,339           481.1
Other assets                                    848,655           854,639           862,269         1,605.6
------------------------------------------------------------------------------------------------------------
Total assets                                  1,433,739         1,492,940         1,487,509         2,769.9
------------------------------------------------------------------------------------------------------------
Current liabilities                             200,645           131,625           119,781           223.0
Long-term liabilities                           389,577           444,577           439,033           817.5
Minority interest                               115,291           165,869           169,037           314.8
Shareholders' equity                            728,226           750,869           759,658         1,414.6
------------------------------------------------------------------------------------------------------------
Total liabilities & shareholders' equity      1,433,739         1,492,940         1,487,509         2,769.9
------------------------------------------------------------------------------------------------------------

      -----------------
      Current Assets
      -----------------

      Current assets decreased by 2.4% compared to the second quarter of 2005, mainly due to a reduction in short term investments at the corporate level.

      --------------------------------
      Fixed Assets and Other Assets
      --------------------------------

      Fixed assets and Other assets did not vary significantly compared to the second quarter of 2006 (-1.6% and +0.9%, respectively).

      ----------------------
      Current Liabilities
      ----------------------

      Current liabilities decreased by 9.0% compared to the second quarter of 2006, primarily due to a decrease in short term bank obligations at Madeco.

      ------------------------
      Long-term Liabilities
      ------------------------

      Long term liabilities did not vary significantly compared to the second quarter of 2006 (-1.2%).

      --------------------
      Minority Interest
      --------------------

      Long term liabilities did not vary significantly compared to the second quarter of 2006 (+1.9%).

                                                                    Page 5 of 11
--------------------------------------------------------------------------------
QUINENCO S.A.
Enrique Foster Sur No 20, 14th Floor
Santiago / CHILE
Phone (56-2) 750-7100
Fax # (56-2) 750-7101
--------------------------------------------------------------------------------

[LOGO]
QUINENCO S.A.
www.quinenco.cl
www.quinencogroup.com                                         Third Quarter 2006
--------------------------------------------------------------------------------

      ---------
      Equity
      ---------

      Shareholders' equity did not vary significantly compared to the second quarter of 2006 (+1.2%).

      -----------------------------------------
      Quinenco Corporate Level Debt and Cash
      -----------------------------------------

      As of September 30, 2006, financial debt at the corporate level was Ch$335,823 million (US$625.3 million). As of the same date, cash and cash equivalents amounted to Ch$100,674 million (US$187.5 million). The debt to total capitalization ratio at the corporate level was 30.6%.

      ------
      NAV
      ------

      As of September 30, 2006, the estimated net asset value (NAV) of Quinenco was US$2.170 million (Ch$1,079 per share) and market capitalization was US$1.367 million (Ch$679.99 per share). The discount to NAV is estimated at 37% as of the same date.

                               NAV as of 9/30/2006
                                 US$2.2 billion

                               [PIE CHART OMITTED]

                            NAV/Share Price Evolution
                                 As of 9/30/2006

                               [LINE CHART OMITTED]

                                                                    Page 6 of 11
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QUINENCO S.A.
Enrique Foster Sur No 20, 14th Floor
Santiago / CHILE
Phone (56-2) 750-7100
Fax # (56-2) 750-7101
--------------------------------------------------------------------------------

[LOGO]
QUINENCO S.A.
www.quinenco.cl
www.quinencogroup.com                                         Third Quarter 2006
--------------------------------------------------------------------------------

-------------------------------------
SECTOR /OPERATING COMPANY ANALYSIS
-------------------------------------

----------------------------
FINANCIAL SERVICES SECTOR
----------------------------

The following table details Quinenco's proportionate share of income from investments in the Financial Services sector during 2005 and 2006:

------------------------------------------------------------------------------------------------------------------------------
                                                   FINANCIAL SERVICES
------------------------------------------------------------------------------------------------------------------------------
                         Ownership       3Q 2005        YTD 2005        2Q 2006        3Q 2006        3Q 2006        YTD 2006
                                 %          MCh$            MCh$           MCh$           MCh$           MUS$            MCh$
------------------------------------------------------------------------------------------------------------------------------
Banco de Chile (1)           52.2%        13,602          42,896         16,601         15,020           28.0          45,182
------------------------------------------------------------------------------------------------------------------------------

1)    Ownership % in the above table corresponds to voting rights in Banco de
      Chile.

                                                       BANCO DE CHILE
--------------------------------------------------------------------------------------------------------------------------------
                                                         Quarter                              Accumulated for Year
--------------------------------------------------------------------------------------------------------------------------------
                                         3Q 2005        3Q 2006       3Q 2006        YTD 2005         YTD 2006         YTD 2006
                                            MCh$           MCh$          MUS$            MCh$             MCh$             MUS$
--------------------------------------------------------------------------------------------------------------------------------
Operating revenues                       137,962        150,127         279.6         392,907          420,760            783.5
Provision for loan losses                 (4,783)        (9,204)        (17.1)        (12,344)         (22,923)           (42.7)
Operating expenses                       (72,074)       (76,432)       (142.3)       (207,772)        (222,266)          (413.9)
Net Income (loss)                         50,140         52,447          97.7         146,774          152,869            284.7
--------------------------------------------------------------------------------------------------------------------------------
Loan portfolio                                                                      7,929,728        9,151,257         17,040.5
Total assets                                                                       10,699,286       11,889,520         22,139.4
Shareholders' equity                                                                  758,259          794,824          1,480.0
--------------------------------------------------------------------------------------------------------------------------------
Net interest margin                         4.3%           4.3%
Net Financial Margin                        4.2%           4.5%
Efficiency ratio                           52.2%          50.9%
ROAE                                       28.2%          26.9%
ROAA                                        1.9%           1.8%
----------------------------------------------------------------

------------------
3Q 2006 Results
------------------

Banco de Chile's operating revenues increased by 8.8% to Ch$150,127 million (US$279.6 million) in the third quarter of 2006. The increase in operating revenues was mainly due to a rise of Ch$15,720 million (US$29.3 million) or 15.6% in net financial income, mainly as a result of a 9.7% growth in average interest earning assets, a higher contribution from non-interest bearing liabilities (mostly demand deposits) due to the hike in interest rates, lower negative repricing effects and higher inflation. A decline in fee income, which fell by 11.8% or Ch$4,263 million (US$7.9 million) to Ch$31,779 million (US$59.2 million), partially offset the growth in operating revenues during the quarter. Fee income was affected by higher sales and co-branding expenses and lower fee income associated with brokerage services.

Provisions for loan losses amounted to Ch$9,204 million (US$17.1 million), a marked increase from the Ch$4,783 million (US$8.9 million) reported in the third quarter of 2005. The level of 3Q 2006 loan loss provisions is consistent with the bank's expansion into higher margin and higher risk portfolios (commercial and consumer loans). To a lesser extent, its current level of provisions reflects a cooling-off of the Chilean economy.

Other income (net) amounted to Ch$1,198 million (US$2.2 million), compared to a loss (net) of Ch$1,202 million (US$2.2 million) reported in 3Q 2005. Other income and expenses was mainly composed of higher income related to the sale of assets received in lieu of payment, and to a lesser extent, non-recurring earnings on credit cards and higher income from equity investments.


                                                                    Page 7 of 11
--------------------------------------------------------------------------------
QUINENCO S.A.
Enrique Foster Sur No 20, 14th Floor
Santiago / CHILE
Phone (56-2) 750-7100
Fax # (56-2) 750-7101
--------------------------------------------------------------------------------

[LOGO]
QUINENCO S.A.
www.quinenco.cl
www.quinencogroup.com                                         Third Quarter 2006
--------------------------------------------------------------------------------

Operating expenses increased by 6.0% to Ch$76,432 million (US$142.3 million) compared to the third quarter of 2005, primarily due to higher expenses directly related to the bank's commercial expansion, such as an increase in headcount, marketing and advertising expenses and costs related to expansion of the bank's branch and ATM network.

Price-level restatement losses totaled Ch$6,086 million (US$11.3 million) compared to price-level restatement losses of Ch$4,961 million (US$9.2 million) reported in 3Q 2005. The losses in 3Q 2006 reflect the higher inflation experienced during the period (1.4% vs. 1.3% in 3Q 2005) and an increase in non-monetary liabilities (net).

Net income increased by 4.6% to Ch$52,447 million (US$97.7 million) in 3Q 2006, mainly due to the aforementioned 15.6% increase in net financial income driven by the growth of the loan portfolio, more than compensating for the decline in fee income, higher loan loss provisions and higher operating expenses reported during the quarter.

As of September 2006, the Bank's loan portfolio (net of interbank loans) had grown by 15.1% to Ch$9,082,237 million (US$16.9 billion) over the last twelve month period, mostly related to increases in commercial loans, other outstanding loans, contingent loans and consumer loans.

Banco de Chile is the second ranked bank in the country with a market share of 17.9% according to information published by the Chilean Superintendency of Banks for the period ended September 30, 2006. Its return on capital and reserves after taxes (annualized) reached 31.7%, making it one of the most profitable banks in the country for the same period, according to the same source. The Chilean financial system as a whole reported a return on capital and reserves of 19.4%.

-------------------------
FOOD & BEVERAGE SECTOR
-------------------------

The following table details Quinenco's proportionate share of income (loss) from investments in the Food & Beverage sector during 2005 and 2006:

-----------------------------------------------------------------------------------------------------------------------
                                               FOOD & BEVERAGE
-----------------------------------------------------------------------------------------------------------------------
                         Ownership     3Q 2005      YTD 2005     2Q 2006      3Q 2006       3Q 2006           YTD 2006
                                 %        MCh$          MCh$        MCh$         MCh$          MUS$               MCh$
-----------------------------------------------------------------------------------------------------------------------
CCU                          33.1%       2,650         9,245       1,092        2,987           5.6             11,024
-----------------------------------------------------------------------------------------------------------------------


                                                                   CCU
-----------------------------------------------------------------------------------------------------------------------
                                               Quarter                                  Accumulated for Year
-----------------------------------------------------------------------------------------------------------------------
                                3Q 2005        3Q 2006       3Q 2006          YTD 2005         YTD 2006       YTD 2006
                                   MCh$           MCh$          MUS$              MCh$             MCh$           MUS$
-----------------------------------------------------------------------------------------------------------------------
Sales                           115,262        125,239         233.2           352,325          380,142          707.9
Operating income (loss)          10,165         15,003          27.9            41,691           48,253           89.9
Net Income (loss)                 8,249          9,036          16.8            29,654           33,349           62.1
-----------------------------------------------------------------------------------------------------------------------
Total Assets                                                                   645,165          657,412        1,224.2
Shareholders' equity                                                           320,785          339,759          632.7
-----------------------------------------------------------------------------------------------------------------------

------------------
3Q 2006 Results
------------------

In the third quarter of 2006, CCU's sales grew by 8.7% compared to the third quarter of 2005, due to an increase in consolidated sales volumes, the effect of which was partially offset by lower average prices. The growth in sales volumes was led by the Chilean beer segment (+22.1%), the Argentine beer segment (+10.9%), the soft drinks, nectar and mineral water segment (+13.0%) and the Argentine wine segments (+7.2%). These volumes increases were partially offset by lower sales volumes of Chilean domestic and export wine. Lower average prices were mostly

                                                                    Page 8 of 11
--------------------------------------------------------------------------------
QUINENCO S.A.
Enrique Foster Sur No 20, 14th Floor
Santiago / CHILE
Phone (56-2) 750-7100
Fax # (56-2) 750-7101
--------------------------------------------------------------------------------

[LOGO]
QUINENCO S.A.
www.quinenco.cl
www.quinencogroup.com                                         Third Quarter 2006
--------------------------------------------------------------------------------

attributable to the domestic wine, soft drinks and Chilean beer segments, partially offset by higher average prices associated with the pisco and Argentine beer segments.

The increase in sales translated directly into an improvement of 47.6% in CCU's operating income for the period which reached Ch$15,003 million (US$27.9 million). The increase in gross income was partially offset by a 4.2% increase in cost of goods sold and a 5.8% increase in SG&A expense associated with the Chilean and Argentine beer, soft drinks and pisco segments. The consolidated operating margin, which reflects the seasonality of CCU's business, reached 12.0% of sales, compared to 8.8% in the same period of 2005.

CCU reported non-operating losses of Ch$3,109 million (US$5.8 million) compared to non-operating losses of Ch$1,939 million (US$3.6 million) in 3Q 2005. The deterioration in non-operating results was primarily attributable to lower foreign currency exchange gains as a result of a stronger Chilean peso and a reduction in other non-operating income (net), related to asset reappraisals.

Net earnings improved from Ch$8,249 million (US$15.4 million) in 3Q 2005 to Ch$9,036 million (US$16.8 million) in 3Q 2006. Quarterly results benefited from the higher sales level achieved, which led to a marked increase in operating income, partially offset by higher non-operating losses and income taxes.

----------------------------
TELECOMMUNICATIONS SECTOR
----------------------------

The following table details Quinenco's proportionate share of income from investments in the Telecommunications sector during 2005 and 2006:

-----------------------------------------------------------------------------------------------------------
                                    TELECOMMUNICATIONS
-----------------------------------------------------------------------------------------------------------
                Ownership     3Q 2005      YTD 2005      2Q 2006       3Q 2006     3Q 2006        YTD 2006
                        %        MCh$          MCh$         MCh$          MCh$        MUS$            MCh$
-----------------------------------------------------------------------------------------------------------
Telsur              73.7%       1,547         4,360        1,480         1,575         2.9           4,637
Entel (1)            5.7%         985         3,084          (20)          (19)         --           1,329
-----------------------------------------------------------------------------------------------------------

(1)   Non-controlling interest

                                                  TELSUR
-------------------------------------------------------------------------------------------------------------------
                                       Quarter                                 Accumulated for Year
-------------------------------------------------------------------------------------------------------------------
                            3Q 2005        3Q 2006       3Q 2006          YTD 2005         YTD 2006       YTD 2006
                               MCh$           MCh$          MUS$              MCh$             MCh$           MUS$
-------------------------------------------------------------------------------------------------------------------
Sales                        14,010         14,269          26.6            41,869           42,160           78.5
Operating income (loss)       3,459          3,033           5.6             9,901            9,162           17.1
Net Income (loss)             2,099          2,137           4.0             5,918            6,291           11.7
-------------------------------------------------------------------------------------------------------------------
Total Assets                                                               137,819          130,601          243.2
Shareholders' equity                                                        69,043           70,471          131.2
-------------------------------------------------------------------------------------------------------------------

------------------
3Q 2006 Results
------------------

Telefonica del Sur's revenues reached Ch$14,269 million (US$26.6 million) up by 1.8% from the Ch$14,010 million (US$26.1 million) reported in the third quarter of 2005. The revenue mix continued to favor non-regulated services such as Internet, security services and business services. These services grew by 7.2% during 3Q 2006 and accounted for Ch$3,934 million (US$7.3 million) or 26.8% of total sales. Revenues associated with basic telephony and access charges remained flat at Ch$8,060 million (US$15.0 million), equivalent to 55.0% of total sales. The introduction of PAS wireless technology (Cityphone) in mid year has helped to bolster revenues associated with Telsur's fixed-line technology, evidenced by the inflow of 12,904 new clients during the quarter. Over time, this new product offering is expected to help curb the substitution of fixed telephony for mobile telephony and other alternatives which have continued to capture a portion of Telsur's traditional sale base.

                                                                    Page 9 of 11
--------------------------------------------------------------------------------
QUINENCO S.A.
Enrique Foster Sur No 20, 14th Floor
Santiago / CHILE
Phone (56-2) 750-7100
Fax # (56-2) 750-7101
--------------------------------------------------------------------------------

[LOGO]
QUINENCO S.A.
www.quinenco.cl
www.quinencogroup.com                                         Third Quarter 2006
--------------------------------------------------------------------------------

Basic telephony services accounted for 44.6% of all revenues, followed by other non-regulated services (33.5%), user access charges (10.4%), long distance services (7.2%) and public telephones (4.3%).

Operating income fell by 12.3% to Ch$3,033 million (US$5.6 million), mainly explained by the increment in costs associated with the launching of PHS, which include sales commissions and depreciation expense on handsets.

Telsur reported non-operating losses of Ch$333 million (US$0.6 million), down by 54.8% from the non-operating losses of Ch$737 million (US$1.4 million) reported in 3Q 2005. The improvement in non-operating results was primarily attributable to a reduction in interest expense as a result of a lighter debt load and more favorable financing terms, as well as better price-level restatement results.

Telsur reported net income of Ch$2,137 million (US$4.0 million), an increase of 1.8% compared to the third quarter of 2005, mainly as a result of the aforementioned improvement in non-operating results.

-----------------------
MANUFACTURING SECTOR
-----------------------

The following table details Quinenco's proportionate share of income (loss) from investments in the Manufacturing sector during 2005 and 2006:

-------------------------------------------------------------------------------------------------------------------
                                               MANUFACTURING
-------------------------------------------------------------------------------------------------------------------
                        Ownership     3Q 2005      YTD 2005      2Q 2006       3Q 2006     3Q 2006        YTD 2006
                                %        MCh$          MCh$         MCh$          MCh$        MUS$            MCh$
-------------------------------------------------------------------------------------------------------------------
Madeco                      46.1%         845         5,366        6,232         3,432         6.4          12,838
-------------------------------------------------------------------------------------------------------------------


                                                                   MADECO
----------------------------------------------------------------------------------------------------------------------
                                                 Quarter                              Accumulated for Year
----------------------------------------------------------------------------------------------------------------------
                                  3Q 2005       3Q 2006      3Q 2006       YTD 2005         YTD 2006         YTD 2006
                                     MCh$          MCh$         MUS$           MCh$             MCh$             MUS$
----------------------------------------------------------------------------------------------------------------------
Sales                              87,797       148,370        276.3        284,048          427,878            796.7
Operating income (loss)             6,878        14,835         27.6         22,506           46,030             85.7
Net Income (loss)                   1,650         7,440         13.9         10,474           27,587             51.4
----------------------------------------------------------------------------------------------------------------------
Total assets                                                                365,649          423,696            789.0
Shareholders' equity                                                        169,554          250,207            465.9
----------------------------------------------------------------------------------------------------------------------

------------------
3Q 2006 Results
------------------

Madeco's sales in the third quarter of 2006 increased by Ch$60,573 million (US$112.8 million) or 69.0% from Ch$87,797 million (US$163.5 million) to Ch$148,370 million (US$276.3 million), due to a 2.2% increase in the volume sold and higher average copper prices. The higher sales were mainly attributable to the wire and cable and brass mills business units whose sales rose by 96.1% and 61.7%, respectively, compared to the same period of 2005. Sales of the wire and cable business unit (whose principal operation is Ficap Brazil) accounted for 61.6% of total sales, followed by brass mills (24.9%), flexible packaging (8.0%) and aluminum profiles (5.5%).

Madeco's inventory is valued on an average cost basis whereas it determines its prices to customers based on current LME (London Metals Exchange) prices as of the month of delivery. As a consequence, Madeco's operating results have strongly benefited from the abrupt increase in copper prices. Since Madeco was able to pass on increases in raw material costs to customers, its higher sales level translated directly into a marked improvement in the amount of operating income earned during the third quarter of the year, although this was partially offset by a 19.7% increase in SG&A expenses. Operating income rose by 115.7% from Ch$6,878 million (US$12.8 million) to Ch$14,835 million (US$27.6 million). The wire and cable business unit accounted for 67.7% of total operating income, followed by brass mills (20.1%), flexible packaging (8.5%) and aluminum profiles (3.7%). The operating margin rose to 10.0% of sales

                                                                   Page 10 of 11
--------------------------------------------------------------------------------
QUINENCO S.A.
Enrique Foster Sur No 20, 14th Floor
Santiago / CHILE
Phone (56-2) 750-7100
Fax # (56-2) 750-7101
--------------------------------------------------------------------------------

[LOGO]
QUINENCO S.A.
www.quinenco.cl
www.quinencogroup.com                                         Third Quarter 2006
--------------------------------------------------------------------------------

from 7.8% in 3Q 2005. EBITDA reached Ch$18,140 million (US$33.8 million), an increase of 91.4% compared to the third quarter of 2005.

Non-operating losses amounted to Ch$5,081 million (US$9.5 million), up from the Ch$4,080 million (US$7.6 million) reported in 3Q 2005. The increase in non-operating losses was mainly attributable to foreign currency translation losses related to the Brazilian subsidiaries, price-level restatement losses and higher interest expense associated with bank borrowings.

Madeco reported a net profit of Ch$7,440 million (US$13.9 million) for the third quarter of 2006, up by 351.0% from the Ch$1,650 million (US$3.1 million) reported in 3Q 2005. The increase in net quarterly earnings was attributable to the aforementioned improvement in Madeco's operating performance which was boosted by strong copper prices. The increase was partially offset by a heavier income tax burden.

                                        #

All of Quinenco's Earnings and Press Releases and other relevant information on the Company, including quarterly financial statements, are available for viewing on the Company's website:

--------------------------------------------------------------------------------
                                 www.quinenco.cl
                              www.quinencogroup.com
--------------------------------------------------------------------------------

                                                                   Page 11 of 11
--------------------------------------------------------------------------------
QUINENCO S.A.
Enrique Foster Sur No 20, 14th Floor
Santiago / CHILE
Phone (56-2) 750-7100
Fax # (56-2) 750-7101
--------------------------------------------------------------------------------

                                    SIGNATURE

      Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                  QUINENCO S.A.


                                      By: s/s Luis Fernando Antunez
                                         ---------------------------------------

                                      Name: Luis Fernando Antunez
                                      Title: Authorized Representative

Dated: October 30, 2006